October 19, 2006
VIA MAIL AND EDGAR
Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549
P. H. Glatfelter Company
Registration Statement on Form S-4/A
Filed September 22, 2006 (File No. 333-135808)
Responses to SEC Comment Letter dated October 10, 2006
Dear Mr. Shuman:
     On behalf of P. H. Glatfelter Company (the “Company”), set forth below are the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received in your letter dated October 10, 2006 relating to Amendment No. 1 to the Company’s registration statement on Form S-4/A (File No. 333-135808) filed on September 22, 2006 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each Staff comment is followed by the Company’s response to that comment.
     This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company filed with the Commission on the date hereof. To assist the Staff in reviewing Amendment No. 2, we are delivering, by overnight mail, a copy of this letter and four bound copies of Amendment No. 2, including Exhibits.

Exhibits
Exhibit 5.1
1.	On page 2, we note the use of the defined term “Relevant Parties” yet we cannot locate a definition of the term in the opinion. Revise as appropriate.

We refer to the Staff to the first paragraph of Shearman & Sterling LLP’s opinion where the defined term “Relevant Parties” is defined as the Company and the Subsidiary Guarantors.

2.	We note the assumptions contained in subsections (e) and (f) on pages 2 and 3. Please be advised that it is inappropriate for counsel to include assumptions of facts that are readily ascertainable. In this regard, provide support for your ability to assume these facts, demonstrate that you have conducted an independent investigation of such facts, or revise to remove the referenced assumptions.

We have been advised by Shearman & Sterling LLP that the assumptions set forth in clauses (e) and (f) of the fifth paragraph are necessary because the Company and the Subsidiary Guarantors are entities formed under and governed by the laws of the States of Pennsylvania, Maryland and Delaware. Shearman & Sterling LLP’s lawyers are licensed to practice law in the States of New York, California and the District of Columbia, as well as certain other foreign jurisdictions. As such, Shearman & Sterling LLP can deliver legal opinions only under the laws of these jurisdictions. We have been advised that Shearman & Sterling LLP believes that it is appropriate and reasonable to make these assumptions because these legal matters are covered by the legal opinion of Ballard Spahr Andrews & Ingersoll, LLP, submitted as Exhibit 5.2.

3.	Please confirm in writing that the reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Current Issues and Rulemaking Projects Outline, November 14, 2000. Include a similar confirmation as it pertains to the reference contained in Exhibit 5.2.

We have been advised by Shearman & Sterling LLP and Ballard Spahr Andrews & Ingersoll, LLP that the references in their respective opinions to the General Corporation Law of the State of Delaware include the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

4.	We note that the last sentence in the paragraph on page 3 commencing “‘Generally Applicable Law’ means...” Please provide an explanation of the purpose and potential effect of limiting the definition of “Generally Applicable Law” in such a manner. Otherwise, revise the opinion to remove the carve-out.

We have been advised by Shearman & Sterling LLP that inclusion of the definition “Generally Applicable Law” is consistent with guidelines published by the American Bar Association (the “ABA”), as well as other state bar associations. In Legal Opinion Principles[1], published by the ABA’s Committee on Legal Opinions and chaired by the Honorable Thomas L. Ambrow, the authors state that an opinion letter “covers only law that a lawyer in the jurisdiction(s) whose law is being covered by the opinion letter exercising customary professional diligence would reasonably be expected to recognize as being applicable to the entity, transaction, or agreement to which the opinion letter relates.” Other guidance provides that the opinion giver should notify the opinion recipient of the law that the opinion covers. The definition “Generally Applicable Law” is expressly intended to do so, and is consistent with customary practice.
Exhibit 5.2
5.	We note your reference to the “Maryland General Corporation Law.” Please revise your reference to encompass Maryland law.

In response to the staff’s comment, Ballard Spahr Andrews & Ingersoll, LLP has revised its opinion to encompass Maryland law.
* * *
In addition, the Company hereby acknowledges:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[1]	Committee on Legal Opinions, Legal Opinion Principles, 57 Bus. Law 882 (2002).

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the matters referred to in this letter, please call the undersigned at (717) 225-2794 or counsel to the Company, Bruce Czachor and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7835 and (212) 848-8167, respectively.

Very truly yours,
/s/ John P. Jacunski
John P. Jacunski
Senior Vice President and Chief Financial Officer

cc:	George H. Glatfelter II, Chief Executive Officer
(P. H. Glatfelter Company)
Glenn Davies, Director of SEC Reporting
(P. H. Glatfelter Company)
Bruce Czachor, Esq.
(Shearman & Sterling LLP)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)

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